                                                Filed Pursuant to Rule 424(b)(3)
                                           Registration Statement No. 333-112367

   Pricing Supplement to the Prospectus Supplement No. 371 dated February 6,
                                2004 -- No. 463
                              -------------------

(GOLDMAN SACHS LOGO)
                         THE GOLDMAN SACHS GROUP, INC.
                          Medium-Term Notes, Series B

                              -------------------

                                 $20,000,334.60

               4% Mandatory Exchangeable Notes due December 2005
     (Exchangeable for Common Stock of EchoStar Communications Corporation)

                              -------------------

     This pricing supplement and the accompanying prospectus supplement no. 371, relating to the mandatory exchangeable notes, should be read together. Because the mandatory exchangeable notes are part of a series of our debt securities called Medium-Term Notes, Series B, this pricing supplement and the accompanying prospectus supplement no. 371 should also be read with the accompanying prospectus dated February 6, 2004, as supplemented by the accompanying prospectus supplement dated February 6, 2004. Terms used here have the meanings given them in the accompanying prospectus supplement no. 371, unless the context requires otherwise.

     The mandatory exchangeable notes offered by this pricing supplement, which we call the "offered notes" or the "notes", have the terms described in the accompanying prospectus supplement no. 371, as supplemented or modified by the following:

ISSUER:  The Goldman Sachs Group, Inc.

FACE AMOUNT: each offered note will have a face amount equal to $33.57, which is the initial index stock price; the aggregate face amount for all the offered notes is $20,000,334.60

INITIAL INDEX STOCK PRICE:  $33.57

ORIGINAL ISSUE PRICE:  100% of the face amount

NET PROCEEDS TO THE ISSUER:  99.9% of the face amount

TRADE DATE:  December 21, 2004

SETTLEMENT DATE (ORIGINAL ISSUE DATE):  December 29, 2004

STATED MATURITY DATE: December 30, 2005, unless extended for up to six business days

INTEREST RATE (COUPON):  4% per year

INTEREST PAYMENT DATES: March 30, June 30, September 30, and December 30, beginning March 30, 2005 and terminating on the stated maturity date

REGULAR RECORD DATES: for the interest payment dates specified above, five business days before the respective interest payment dates

INDEX STOCK AND INDEX STOCK ISSUER:  common stock of EchoStar Communications
    Corporation

CUSIP NO.:  38143Y855

     Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or any other relevant factors, the value of your note on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. We encourage you to read "Additional Risk Factors Specific to Your Note" beginning on page S-2 of this pricing supplement and on page S-3 of the accompanying prospectus supplement no. 371 so that you may better understand those risks. The offered notes are not principal-protected and the payment amount is capped.

                              -------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PRICING SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              -------------------

     Goldman Sachs may use this pricing supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in an offered note after its initial sale. UNLESS GOLDMAN SACHS OR ITS AGENT INFORMS THE PURCHASER OTHERWISE IN THE CONFIRMATION OF SALE, THIS PRICING SUPPLEMENT IS BEING USED IN A MARKET-MAKING TRANSACTION.

                              -------------------

                              GOLDMAN, SACHS & CO.

                              -------------------

                  Pricing Supplement dated December 21, 2004.

PRINCIPAL AMOUNT:                    On the stated maturity date, each offered
                                     note will be exchanged for index stock at the exchange rate or, at the option of Goldman Sachs, for the cash value of that stock based on the final index stock price.

EXCHANGE RATE:                       If the final index stock price equals or
                                     exceeds the threshold appreciation price, then the exchange rate will equal the threshold fraction times one share of index stock for each $33.57 of the outstanding face amount. Otherwise, the exchange rate will equal one share of the index stock for each $33.57 of the outstanding face amount.
                                     The exchange rate is subject to
                                     anti-dilution adjustment as described in the accompanying prospectus supplement no.
                                     371.

                                     Please note that the amount you receive for each $33.57 of outstanding face amount on the stated maturity date will not exceed the threshold appreciation price and that it could be substantially less than $33.57. You could lose your entire investment in the offered notes.

INITIAL INDEX STOCK PRICE:           $33.57 per share.

FINAL INDEX STOCK PRICE:             The closing price of one share of the index
                                     stock on the determination date, subject to anti-dilution adjustment.

THRESHOLD APPRECIATION PRICE:        The initial index stock price times 1.20,
                                     which equals $40.284 per share.

THRESHOLD FRACTION:                  The threshold appreciation price divided by
                                     the final index stock price.

DETERMINATION DATE:                  The fifth business day prior to December
                                     30, 2005 unless extended for up to five
                                     business days.

NO LISTING:                          The offered notes will not be listed on any
                                     securities exchange or interdealer market quotation system.

ADDITIONAL RISK FACTORS SPECIFIC
TO YOUR NOTE:                        ASSUMING NO CHANGES IN MARKET CONDITIONS OR
                                     ANY OTHER RELEVANT FACTORS, THE VALUE OF
                                     YOUR NOTE ON THE DATE OF THIS PRICING
                                     SUPPLEMENT (AS DETERMINED BY REFERENCE TO
                                     PRICING MODELS USED BY GOLDMAN, SACHS &
                                     CO.) IS SIGNIFICANTLY LESS THAN THE
                                     ORIGINAL ISSUE PRICE

                                     The value or quoted price of your note at any time will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price could be higher or lower than the original issue price, and may be higher or lower than the value of your note as determined by reference to pricing models used by Goldman, Sachs & Co.

                                     If at any time a third party dealer quotes a price to purchase your note or otherwise values your note, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read "Additional Risk Factors Specific to Your Note -- The Market Price of Your Note May Be Influenced by Many Unpredictable Factors" in the accompanying prospectus supplement no. 371.

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                                     Furthermore, if you sell your note, you
                                     will likely be charged a commission for
                                     secondary market transactions, or the price will likely reflect a dealer discount.

                                     There is no assurance that Goldman, Sachs &
                                     Co. or any other party will be willing to purchase your note; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See "Additional Risk Factors Specific to Your Note -- Your Note May Not Have an Active Trading Market" in the accompanying prospectus supplement no. 371.

ECHOSTAR COMMUNICATIONS
CORPORATION:                         According to its publicly available
                                     documents, EchoStar Communications
                                     Corporation is a provider of satellite
                                     delivered digital television entertainment services to customers across the United
                                     States. Information filed with the SEC by EchoStar Communications Corporation under the Exchange Act can be located by referencing its SEC file number: 000-26176.

HISTORICAL TRADING PRICE
INFORMATION:                         The index stock is traded on the Nasdaq
                                     National Market System under the symbol
                                     "DISH". The following table shows the
                                     quarterly high, low and closing bid prices for the index stock on the Nasdaq National
                                     Market System for the four calendar
                                     quarters in each of 2002 and 2003 and the four calendar quarters in 2004, through December 21, 2004. We obtained the trading price information set forth below from Bloomberg Financial Services, without independent verification.

                                                                                 HIGH      LOW     CLOSE
                                                                                 ----      ---     -----
                                                   2002
                                                   Quarter ended March 31......  29.45    22.34    28.32
                                                   Quarter ended June 30.......  29.35    16.99    18.56
                                                   Quarter ended September 30..  19.36    14.16    17.30
                                                   Quarter ended December 31...  23.09    16.89    22.26
                                                   2003
                                                   Quarter ended March 31......  30.40    23.28    28.88
                                                   Quarter ended June 30.......  36.28    27.62    34.62
                                                   Quarter ended September 30..  40.40    34.28    38.27
                                                   Quarter ended December 31...  40.53    30.34    34.00
                                                   2004
                                                   Quarter ended March 31......  39.26    32.43    32.75
                                                   Quarter ended June 30.......  34.72    29.54    30.75
                                                   Quarter ended September 30..  31.89    27.26    31.12
                                                   Quarter ending December 31
                                                     (through December 21,
                                                     2004).....................  34.27    30.02    33.68
                                                   Closing price on December
                                                     21, 2004..................                    33.68

                                     As indicated above, the market price of the index stock has been highly volatile during recent periods. It is impossible to predict whether the price of the index stock will rise or fall, and you should not view the historical prices of the index stock as an indication of future performance. See "Additional Risk Factors Specific to Your Note -- The Market Price of Your Note May Be Influenced by Many Unpredictable Factors" in the accompanying prospectus supplement no. 371.

HYPOTHETICAL PAYMENT AMOUNT:         The table below shows the hypothetical
                                     payment amounts that we would deliver on the stated maturity date in exchange for each $33.57 of the outstanding face amount of your note, if the final index stock price were any of the hypothetical prices shown in the left column. For this purpose, we have assumed that there will be no anti-dilution adjustments to the exchange rate and no market disruption events.

                                     The prices in the left column represent
                                     hypothetical closing prices for one share of index stock on the determination date and are expressed as percentages of the initial index stock price, which equals $33.57 per share. The amounts in the right column represent the hypothetical cash value of the index stock to be exchanged, based on the corresponding hypothetical final index stock prices, and are expressed as percentages of the initial index stock price. Thus, a hypothetical payment amount of 100% means that the cash value of the index stock that we would deliver in exchange for each $33.57 of the outstanding face amount of your note on the stated maturity date would equal 100% of the initial index stock price, or $33.57, based on the corresponding hypothetical final index stock price and the assumptions noted above.

                                                   HYPOTHETICAL    HYPOTHETICAL
                                                    FINAL INDEX      PAYMENT
                                                    STOCK PRICE     AMOUNTS AS
                                                      AS % OF      % OF $33.57
                                                   INITIAL INDEX       FACE
                                                    STOCK PRICE       AMOUNT
                                                   -------------   ------------
                                                        175%            120%
                                                        150%            120%
                                                        125%            120%
                                                        120%            120%
                                                        110%            110%
                                                        100%            100%
                                                         75%             75%
                                                         50%             50%
                                                          0%              0%

                                     The payment amounts shown above are
                                     entirely hypothetical; they are based on market prices for the index stock that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your note on the stated maturity date or at any other time, including any time you may wish to sell your note, may bear little relation to the hypothetical payment amounts shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the offered notes or on an investment in the index stock. Please read "Additional Risk Factors Specific to Your Note" and "Hypothetical Payment Amounts on Your Note" in the accompanying prospectus supplement no. 371.

                                     Payments on your note are economically
                                     equivalent to the amounts that would be
                                     paid on a combination of other instruments.
                                     For example, payments on your note are
                                     economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond bought, and an option sold, by the holder (with an implicit option premium paid over time to the holder). The discussion in this paragraph does not modify or affect the terms of the offered notes or the United States income tax treatment of the offered notes as described under "Supplemental Discussion of Federal Income Tax Consequences" in the accompanying prospectus supplement no. 371.

HEDGING: In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of the index stock on the trade date. For a description of how our hedging and other trading activities may affect the value of your note, see "Additional Risk Factors Specific to Your Note -- Our Business Activities May Create Conflicts of Interest Between You and Us" and "Use of Proceeds and Hedging" in the accompanying prospectus supplement no. 371.